Fortuna reports 992,218 ounces of Ag and 4,492 ounces of Au for first quarter 2013

Vancouver, April 17, 2013-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F ) today announces production figures from its two operating mines in Latin America, the San Jose mine in Mexico and the Caylloma mine in Peru.  In the first quarter of 2013, the company delivered 992,218 ounces of silver, 4,492 ounces of gold, 4.6 million pounds of lead and 5.9 million pounds of zinc. Fortuna is on schedule to produce 4.4 million ounces of silver and 23,300 ounces of gold or 5.7 million Ag Eq ounces in 2013.

Jorge A. Ganoza, President and CEO, commented: “2013 is the first year our company has provided cost guidance and we are satisfied cash costs for the first quarter are in line with our projections.  We will start to see quarterly silver and gold production growth starting in the third quarter as we commission the expansion of the San Jose mine from 1,000 tpd to 1,500 tpd. This project is advancing on time and on budget. ”

First Quarter Production Highlights

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Silver production of 992,218 ounces;  4% increase over Q1 2012

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Gold production of 4,492 ounces; 13% decrease over Q1 2012

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Lead production of 4,614,274.68 pounds; 4% increase over Q1 2012

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Zinc production of 5,934,843.50 pounds; 12% increase over Q1 2012

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Cash cost per tonne for the San Jose mine is US$78.0/t; 2% increase over guidance of US$76/t

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Cash cost per tonne for the Caylloma mine is US$94.2/t; 2% decrease over guidance of US$96/t

Consolidated Operating Highlights:

	First Quarter 2013			First Quarter 2012
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	111,416	93,478	204,894	113,444	87,056	200,500
Average tpd milled	1,266	1,076		1,289	989
Silver*
Grade (g/t)	173	184		171	198
Recovery (%)	80.61	88.94		77.51	84.64
Production (oz)	499,445	492,773	992,218	484,226	468,865	953,091

	First Quarter 2013			First Quarter 2012
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.38	1.48		0.39	1.92
Recovery (%)	39.53	88.78		45.33	83.51
Production (oz)	532	3,960	4,492	640	4,497	5,137
Lead
Grade (%)	2.10			1.98
Recovery (%)	89.49			89.92
Production (lbs)	4,614,274.68		4,614,274.68	4,443,367		4,443,367
Zinc
Grade (%)	2.79			2.43
Recovery (%)	86.48			87.71
Production (lbs)	5,934,843.50		5,934,843.50	5,320,639		5,320,639

                      (*) Caylloma mine Ag recovery in Pb concentrate

San Jose Mine, Mexico

San Jose’s performance was in line with planned metal production.  Silver production for the quarter was 4% above budget and gold production was 5% below budget.  Average head grade for silver was 184 g/t, in line with budget, and for gold 1.48 g/t or 9% below plan.  The decrease in gold average head grade is the result of lower grades from the development ore of blocks C and D. Blocks C and D are already prepared and will be sourcing ore for the mill expansion to 1,500 tpd scheduled to be commissioned in early third quarter.

The main access decline has reached level 1230 and mine preparation continues to level 1200 to develop blocks E, F and J, planned for early third quarter. Construction of the second stage expansion of the tailings dam has been completed according to schedule and mill expansion to 1,500 tpd is advancing according to plan.

Caylloma Mine, Peru

Silver production for the quarter was 2% above budget and average head grade for silver was 173 g/t or 2% above plan.  Metallurgical recovery for silver was 80.61% or 3% above budget as a result of the successful implementation of initiatives in the plant to cope with mixed ore from level six of the Animas vein.  Work continues as management believes there are still opportunities to continue improving metallurgical recoveries by increasing retention time in flotation.

Qualified Person

Thomas R. Kelly, E.M., Msc. Mining Engineering, Director of the company, is a Qualified Person for Fortuna Silver Mines Inc. as defined by the National Instrument 43-101. Mr. Kelly is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 1696580) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities throughout the Americas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Management Head Office: Carlos Baca- Telephone (Lima): +51.1.616.6060, ext. 0

Corporate Office:  Holly Hendershot- Telephone (Toronto): +1.647.725.0813 / Telephone (Vancouver): +1.604.484.4085

Media contact for North America:

Breakstone Group

Christina Pagano

Telephone: +1.212.213.2851

Mobile:  +1.646.382.3871

E-mail:  paganopr@aol.com

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.